UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       FOR THE PERIOD ENDED APRIL 30, 2000




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

                               WORLD VENTURES INC.
                               102 Piper Crescent
                            Nanaimo BC Canada V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298
                     Electronic Bulletin Board,Symbol: WVNTF




                             REPORT TO SHAREHOLDERS

                                  June 20, 2000

The directors of World Ventures Inc. have concentrated their efforts on developing a 180 acre property located in the Bradshaw mountain range of Arizona. The project is located at the 6,500' elevation, totally within a National Forest and only 65 road miles from the Phoenix/Scottsdale area.

The Company intends to build a Private Membership Club with a main lodge, fifty deluxe dwellings and first class recreational facilities in harmony with the natural setting. Perched on the mountain top and surrounded by giant whispering Ponderosa pines, the resort will take advantage of the moderate temperatures, pristine environment and breath taking views.

Consulting engineers will be engaged to prepare feasibility studies on the "Eagle View Resort" over the next few months.

Trendwest Resorts Inc. (NASDAQ: TWRI); Intrawest Corporation (NYSE: IDR) and Bluegreen Corporation (NYSE: BXG) are some of the high profile companies developing high country resort projects in Arizona.

It is with great sadness and personal loss that we report that Geoffrey Vantreight, Director, passed away last month. His business expertise, combined with a great sense of humor, will be missed.



                                        ON BEHALF OF THE BOARD
                                          WORLD VENTURES INC.


                                        /s/   Raynerd B. Carson
                                        ----------------------------------------
                                              President

                               WORLD VENTURES INC.


                              THIRD QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                         SIX MONTHS ENDED APRIL 30, 2000



                                    CONTENTS
                                    --------
                                                                         PAGE
                                                                         ----


BALANCE SHEET                                                              1

STATEMENT OF LOSS AND DEFICIT                                              2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                 3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                 4

NOTES TO FINANCIAL STATEMENTS:                                             5

     -  Note 1. Fixed Assets and Deferred Costs                            5

     -  Note 2. Description of Properties                                5-6

     -  Note 3. Loan Payable to Premanco                                   6

     -  Note 4. Long Term Debt                                             6

     -  Note 5. Related Party Transactions                                 7

     -  Note 6. Capital Stock                                              7

     -  Note 7. Obligation Under Capital Lease                             8

     -  Note 8. Future Operations                                          8

     -  Note 9.  Comparative Figures                                       8




                       PREPARED BY MANAGEMENT -- UNAUDITED

             World Ventures Inc. - Quarterly Report - April 30, 2000

WORLD VENTURES INC.
BALANCE SHEET
For six month period ending April 30, 2000

--------------------------------------------------------------------------------
                                                  6 month period  6 month period
                                                  ended 4/30/00   ended 4/30/99
--------------------------------------------------------------------------------
ASSETS
Cash                                                    18,870            2,946
Accounts Receivable                                      3,928            3,772
Due from Related Party (note 5c)                        22,751              665
                                                    ----------       ----------
                                                        45,549            7,383

Fixed (note 1)                                         486,691        1,358,044
Resource Properties (note 2)                           435,364          509,615
                                                    ----------       ----------
TOTAL ASSETS                                           967,604        1,875,042
                                                    ==========       ==========

LIABILITIES
Accounts Payable                                       188,105          174,986
Loan Payable to Premanco (note 3)                      480,563          445,027
Due to Shareholder  (note 5)                            25,602           28,537
                                                    ----------       ----------
                                                       694,270          648,550

Obligation - Capital Lease (note 7)                      4,870             --
Long-term Debt (note 4)                                 50,000           50,000
                                                    ----------       ----------
TOTAL LIABILITIES                                      749,140          698,550
                                                    ----------       ----------

Shareholders' Equity
Authorized: 50,000,000 common shares
Issued:     6,282,154 at 04/30/00


Capital Stock (note 6)                               6,464,874        6,314,874

Deficit                                             (6,246,410)      (5,138,382)
                                                    ----------       ----------
                                                       218,464        1,176,492
                                                    ----------       ----------
TOTAL LIABILITIES  AND EQUITY                          967,604        1,875,402
                                                    ==========       ==========


Approved by directors:

      "Raynerd B. Carson"       Director
----------------------------

      "Gary Van Norman"         Director
----------------------------

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For six month period ending April 30, 2000

--------------------------------------------------------------------------------
                                                   6 month period 6 month period
                                                    ended 4/30/00 ended 4/30/99
--------------------------------------------------------------------------------
REVENUE
Revenue
Interest Revenue                                            72              79
                                                     ---------       ---------
                                                            72              79
--------------------------------------------------------------------------------

EXPENSES
Office Administration                                   10,224           9,655
Consulting Fees                                          1,000          12,500
Professional Fees                                            0               0
Regulatory & Transfer Agent Fees                         5,788           5,943
Rent                                                     6,000           6,000
Travel & Promotion                                       2,930          11,130
Office & Sundry                                            876             137
Telephone & Fax                                          2,315           4,180
Printing , Postage & Courier                             4,318             220
Computer & Internet                                      5,404           4,677
Interest & Bank Charges                                  4,386           3,808
Vehicle & Fuel                                             900             800
Asbestos Project                                             0           8,000
Costa Rica Project                                       6,211          18,590
Pan-Oro Project                                              0             768
Gladiator Project                                        5,026            --
Salmo Operations                                         2,004           3,450
                                                     ---------       ---------
                                                        57,382          91,858
Invested Properties                                     11,237          27,357
--------------------------------------------------------------------------------
Net (Loss) for the period                               46,073          64,422
Deficit - Beginning of Period                        6,200,337       5,073,960
                                                     ---------       ---------
Deficit - End of Period                              6,246,410       5,138,382
--------------------------------------------------------------------------------
Gain (Loss) per share for the period                     (0.01)          (0.01)
================================================================================

WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For six month period ending April 30, 2000

--------------------------------------------------------------------------------
                                                 6 month period   6 month period
                                                  ended 4/30/00    ended 4/30/99
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (Loss) for the period                             (46,073)        (64,422)
Change in non-cash working capital                    251,782         292,740
                                                     --------        --------
                                                      205,709         228,318
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures relative to properties                   (11,237)        (27,537)
Payments on fixed assets & deferred costs                   0               0
Sale of fixed assets                                        0               0
                                                     --------        --------
                                                      (11,237)        (27,357)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from related party                            25,602          48,015
Private Placement                                     150,000         150,000
Capital Stock Issued                                        0               0
Exercise of Warrants                                        0               0
                                                     --------        --------
                                                      175,602         198,015
--------------------------------------------------------------------------------
Increase (decrease) in cash - during period             2,377         (40,687)
Cash position - beginning of period                    16,493          43,633
                                                     --------        --------
Cash position - end of period                          18,870           2,946
================================================================================



WORLD VENTURES INC.
RESOURCES PROPERTIES
October 31, 1998 to January 31, 2000


RESOURCE PROPERTIES

--------------------------------------------------------------------------------------------------------------------------
                                                                                      Prince
                                                      Guanacaste       Pan-Oro        Albert       Asbestos       Totals
 -------------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                               365,957        38,037         57,788         20,476        482,258
--------------------------------------------------------------------------------------------------------------------------

Rent                                                      3,058             0              0              0          3,058
Geological consultants                                       16             0              0              0             16
Legal and management                                      5,522             0              0              0          5,522
Travel                                                    2,406         1,033              0              0          3,439
Option payments                                               0             0              0          8,000          8,000
Vehicle expense                                           3,511             0              0              0          3,511
Permits                                                   4,587             0              0              0          4,587
--------------------------------------------------------------------------------------------------------------------------

Expenditures for year                                    19,100         1,033              0          8,000         28,133

Write-down on resource  properties                            0             0        (57,788)       (86,264)       (28,476)
--------------------------------------------------------------------------------
                                                         19,100         1,033        (57,788)       (20,476)       (58,131)
--------------------------------------------------------------------------------
Balance, October 31, 1999                             $ 385,057     $  39,070      $       0      $       0      $ 424,127
==========================================================================================================================

                                                                                      Prince
                                        Gladiator    Guanacaste      Pan-Oro          Albert        Asbestos       Totals
--------------------------------------------------------------------------------------------------------------------------

Rent                                         --           3,289           --             --             --           3,289
Travel                                       --           2,922           --             --             --           2,922
Property Tax                                5,026          --             --             --             --           5,026

                                            5,026         6,211             0              0              0         11,237

Balance, January 31, 2000               $   5,026     $ 391,268     $  39,070      $       0      $       0      $ 435,364


                                                                                                                    Page 4




                          NOTES TO FINANCIAL STATEMENTS

1. FIXED ASSETS AND DEFERRED COST

     H B Mill - 15 year straight- line basis, commencing on the start of production Office Equipment - 20% declining balance basis Motor Vehicles -
     20% declining balance basis
     ---------------------------------------------------------------------------------------------
                                                     1999                                 1998
     ---------------------------------------------------------------------------------------------
                                                  Accumulated
                                 Cost            Depreciation            Net               Net
     ---------------------------------------------------------------------------------------------
     H.B. Mill and land         $480,563                 0            $480,563          $1,352,934
     Office equipment                  0                 0                   0               2,767
     Machinery                     5,670             1,417               4,253                   0
     Automobiles                  17,219            15,344               1,875               2,344
     --------------------------------------------------------------------------------------------
                                $503,452           $16,761            $486,691          $1,358,045
     ---------------------------------------------------------------------------------------------

     Included in machinery is a leased asset with a net book value of $4,253 (1998 - $0).

2. DESCRIPTION OF PROPERTIES

(a) Guanacaste, Costa Rica

     Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

(b) Pan-Oro, Panama

     During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource property costs include $21,000 charged by Pan-Oro S.A.

(c) Prince Albert, Saskatchewan

     The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(d) Asbestos Claims, Quebec

     The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

     The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(e) Gladiator Property, Arizona

     On January 14, 2000, the Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2001 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed four thousand U.S. dollars

3. LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to September 30, 1999.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is the Company's intention to abandon those specified assets to Premanco as settlement for the loan.

4. LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

5.       RELATED PARTY TRANSACTIONS

     (a) Services provided by directors or parties related to directors:

      ----------------------------------------------------------------------
                                              2000                1999
      ----------------------------------------------------------------------
      Consulting and management              $1,000              $22,800
      Rent                                    6,000               12,000
      ----------------------------------------------------------------------

     (b)  Accounts receivable includes $3,165 due from a director (1999 -
          $3,165).

     (c) The amount receivable ($22,751) from a related Company, due on demand, receivable from Dydar Resources Ltd., a Company controlled by the President of the Company.

     (d) Amount due to Investors First S.A. is an advance to the Company by a shareholder. Investors First S.A. has outstanding warrants to exercise.

6. CAPITAL STOCK

(a) Authorized: 50,000,000 Common Shares without par value


     ------------------------------------------------------------------------------------------------------------
                                                                  2000                          1999
     ISSUED:
                                                    # of shares       Amount         # of shares         Amount
     ------------------------------------------------------------------------------------------------------------
     At beginning of period                          5,682,1541     $6,314,874        27,410,770       $6,164,874
     Private Placement                                  600,000        150,000         1,000,000          150,000
     For cash pursuant to exercise of option                  0              0                 0                0
     ------------------------------------------------------------------------------------------------------------
     Issued at  end of  period                        6,282,154     $6,464,874        28,410,770       $6,314,874
     -------------------------------------------------------------------------- ---------------------------------

     (1) Consolidation of stock effected January 31, 2000. At a General Meeting of the Members of the Company held on April 21, 1999, the members approved by way of Special Resolutions, a consolidation of the Company's shares on the basis of one (1) post consolidated share for five (5) common shares issued and outstanding.

          (2) 600,000 units were issued at a price of $0.25 per unit for cash, pursuant to a private placement dated April 5, 2000. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 per share in the second year.

(b) Stock options outstanding to directors and employees April 30, 2000 were as follows:

         -----------------------------------------------------------------------
                                                        Number of Shares
         -----------------------------------------------------------------------
           Expiry Date     Exercise Price            1999             1998
         -----------------------------------------------------------------------
         July 15, 2001         $ 0.15               100,000           100,000
         -----------------------------------------------------------------------
         August 20, 2002       $ 0.15            1,200,000          1,200,000
         -----------------------------------------------------------------------
         October 7, 2002       $ 0.15               100,000           100,000
         -----------------------------------------------------------------------

(c) Share purchase warrant000 were as follows:

    -----------------------------------------------------------------------------------
    Expiry Date                          Exercise Price       1999              1998
    -----------------------------------------------------------------------------------
    (i)    May 29, 1998 (expired)            $ 0.50                 0           384,505
    (ii)   April 28, 1999 (expired)          $ 0.18                 0           366,333
    (iii)  April 28, 2000 (expired)          $ 0.15         1,000,000
           April 28, 2001                    $ 0.18
    (iv)   April 5, 2001                     $ 0.25           600,000
           April 5, 2002                     $ 0.40
    -----------------------------------------------------------------------------------

(d)  List of directors as of April 30, 2000:      Raynerd B. Carson         Gary Van Norman
                                                  James Wadsworth           Dr. Stewart A. Jackson
                                                  Geoffrey Vantreight


7. OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease

    -----------------------------------------------------------------------
    2000                                                             $2,306
    2001                                                              2,306
    2002                                                              2,295
    -----------------------------------------------------------------------

    Total minimum lease payments                                      6,907
    Less:  Amount representing interest                              (2,037)
    -----------------------------------------------------------------------

    Present value of net minimum lease payments                       4,870
    Less:  Current portion                                           (1,204)
    -----------------------------------------------------------------------
                                                                     $3,666
    -----------------------------------------------------------------------


8. FUTURE OPERATIONS

     These financial statements have been prepared with integrity and on the going concern basis of accounting. The company is currently operating at a loss and has an accumulated deficit of $6,246,410. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

9. COMPARATIVES FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



WORLD VENTURES INC.

By:  /s/  Raynerd B. Carson
    ------------------------------
          Raynerd B. Carson
          President

Date:     June 26, 2000